UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PFSweb, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717098206
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd NE
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 717098206	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,220,362
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,220,362
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,220,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 717098206	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,343,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,343,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 717098206	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,343,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,343,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 717098206	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 10, 2013, as amended on January 31, 2013, as amended on March 13, 2013, as amended on March 26, 2013, and as amended on April 5, 2013  (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of PFSweb, Inc., a Delaware Corporation (the “Corporation” or the “Company”).  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 4.                            Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 15, 2012, Privet (as defined in the Settlement Agreement) and the Company entered into a Settlement Agreement.  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Company agreed to immediately authorize and increase the size of the Board of Directors of the Company (the “Board”) by one director and the number of directors in Class II by one director and appoint Benjamin Rosenzweig to fill the vacancy created thereby, and the Board will nominate Mr. Rosenzweig for election at the 2013 annual meeting of stockholders (the “2013 Annual Meeting”).

The Company further agreed: (i) to include proposals to declassify the Board and to implement majority voting in uncontested elections of directors in the Proxy Statement, (ii) to recommend in the Proxy Statement that stockholders vote in favor of the election of the Nominee and the proposals to declassify the Board and to implement majority voting in uncontested elections of directors, and to solicit proxies in favor of each of the foregoing in the same manner as for other proposals for stockholder action and the election of other directors at the Meeting, (iii) to conduct the vote on the declassification of the Board before the election of directors at the Meeting, (iv) if the declassification of the Board is approved by the requisite vote, to file the related Certificate of Amendment to the Company’s Certificate of Incorporation so that such amendment becomes effective before the election of directors at the Meeting, such that each director elected at the Meeting shall be elected to a term ending at the following annual meeting or until such director’s successor is duly elected and qualified, or the earlier death, resignation or removal of such director and following the scheduled expiration of the terms of office of the Class I and Class III directors, said Classes shall be elected on an annual basis, (v) to appoint Mr. Rosenzweig to the Nominating Committee and the Special Committee of the Board, as described in Item 10 of the Company's Form 10-K/A filed April 30,2013, and (vi) to not increase the Board to more than seven (7) directors prior to the 2014 annual meeting of stockholders unless such increase is recommended by a unanimous vote of all the members of the Nominating Committee.

Privet agreed, among other things: (i) to withdraw its notice of nomination of directors and intention to present stockholder proposals at the 2013 Annual meeting (ii) not to, directly or indirectly initiate, encourage or participate in any “solicitation” prior to the termination of the Settlement Agreement, and (ii) to

SCHEDULE 13D

CUSIP No. 717098206	Page 6 of 7 Pages

vote all of their shares in support of all Board recommendations and in favor of each of the Board’s nominees during the term of the Settlement Agreement.

Item 5.                             Interest in Securities of the Issuer.

Item 5 (a) is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 1,343,428 shares (the “Shares”), or approximately 10.4% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended March 31, 2013, which reported that 12,865,516 shares of Common Stock were outstanding as of May 10, 2013).

Item 7.                             Materials to be Filed as Exhibits.

Exhibit 99.1	Settlement Agreement

SCHEDULE 13D

CUSIP No. 717098206	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2013
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson